Exhibit 99.1

Fanhua Reports First Quarter 2020 Unaudited Financial Results

GUANGZHOU, China, May 26, 2020, Eastern Daylight Time, (GLOBE NEWSWIRE) -- Fanhua Inc., (Nasdaq: FANH), (the “Company” or “Fanhua”), a leading independent financial services provider in China, today announced its unaudited financial results for the first quarter ended March 31, 20201.

Financial Highlights for the First Quarter of 2020:

(In thousands, except per ADS)	2019Q1 (RMB)	2020Q1 (RMB)	2020Q1 (US$)	Change %
Total net revenues	971,654	722,623	102,054	(25.6)
Operating income	126,423	60,044	8,480	(52.5)
Share of income (loss) of affiliates	25,413	(12,339)	(1,743)	-
Net income attributable to the Company’s shareholders	147,268	45,793	6,467	(68.9)
Diluted net income per ADS	2.62	0.85	0.12	(67.6)
Cash, cash equivalents and short- term investments (As of March, 31, 2019 and 2020)	2,394,009	1,843,238	260,315	(23.0)

Commenting on the financial results of first quarter of 2020, Mr. Chunlin Wang, chairman and chief executive officer of Fanhua, stated, “As the global economy was hit hard by the COVID-19 outbreak, the life insurance sector in China has also been severely affected, with a low single digit growth of 2.7% year-over-year in life insurance gross written premiums (“GWP”). Despite this challenging environment, Fanhua still managed to generate RMB2.4 billion GWP in our life insurance business segment, representing a growth of 9.3% year-over-year, outpacing industry growth. Of the RMB2.4 billion, first year premiums (“FYP”) achieved RMB499.3 million and renewal premiums were RMB1.9 billion while annualized premiums equivalent (“APE”) were RMB307.7 million.

“Affected by the pandemic, a large number of enterprises at home and abroad have suffered serious losses, with many struggling to survive. Against this market backdrop, we beat expectation with operating income of RMB60.0 million and recorded net operating cash flow of RMB134.6 million during the quarter. The results vindicated the snowballing effect of our profit model, and reflected the strength and resilience of our business model.

“We previously expected the Covid-19 outbreak would be nearly over in China by the end of March and that our business could start to recover rapidly in the second quarter of 2020. However, as the pandemic spread rampantly around the world, a full resumption of work and production in China has also been delayed. Business activities originally planned for April such as agent recruitment, trainings and product seminars could not be carried out offline as usual, which significantly impacted our results for the second quarter of 2020, especially for the sales of higher ticket savings-typed products as face-to-face meetings are important in customers’ decision-making process.

[1]	This announcement contains currency conversions of certain Renminbi (RMB) amounts into U.S. dollars (US$) at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB7.0808 to US$1.00, the effective noon buying rate as of March 31, 2020 in The City of New York for cable transfers of RMB as set forth in the H.10 weekly statistical release of the Federal Reserve Board.

“Since the outbreak, Fanhua has responded with effective and vigorous countermeasures, including conducting our operational activities digitally by leveraging our strength in digital technologies and introducing several supportive policies for our employees and agents. We are pleased that these measures and policies have helped keep our employees and agents united and motivated. Since the beginning of May, our agents across China have gradually resumed all kinds of offline trainings, agent recruitment and sales activities.

“Based on our preliminary assessment, we remain optimistic that we will be able to outpace industry growth and achieve positive quarter-over-quarter growth in the second quarter of 2020, with APE to be no less than RMB350 million and operating income no less than RMB70 million.

“As the insurance market is a crucial part for China’s plans to become a financial powerhouse, we believe that the underlying growth trend of the Chinese insurance market remains unchanged in the long run. In addition, risk awareness has been significantly enhanced among Chinese consumers during this unprecedented health crisis, which is expected to significantly drive the demand for insurance products. We believe we are well-positioned to benefit from such growth opportunities.

“Despite the uncertainties caused by the pandemic, we are confident that we will be able to remain profitable with stable operating cash flow. As such, management reiterates that we will maintain our regular dividend policy of $0.25 per ADS for the remainder of the year.”

Financial Results for the First quarter of 2020

Total net revenues were RMB722.6 million (US$102.1 million) for the first quarter of 2020, representing a decrease of 25.6% from RMB971.7 million for the corresponding period in 2019.

●	Net revenues for the life insurance business were RMB625.2 million (US$88.3 million) for the first quarter of 2020, representing a decrease of 27.2% from RMB859.2 million for the corresponding period in 2019. The decrease was mainly due to the decline of 42.5% in first year commission from RMB670.2 million to RMB385.2 million, offset by the growth of 27.0% in renewal commissions from RMB189.0 million to RMB240.0 million as a result of the accumulation of renewal business and high persistency ratio. Revenues generated from our life insurance business accounted for 86.5% of our total net revenues in the first quarter of 2020.

●	Net revenues for the P&C insurance business were RMB25.0 million (US$3.5 million) for the first quarter of 2020, representing a decrease of 34.4% from RMB38.1 million for the corresponding period in 2019. Revenues for the P&C insurance business are mainly derived from commissions generated from Baowang (www.baoxian.com). The decrease was primarily due to the cessation by certain insurance companies in underwriting several popular accident insurance products distributed through Baowang (www.baoxian.com). Revenues generated from the P&C insurance business accounted for 3.5% of our total net revenues in the first quarter of 2020.

●	Net revenues for the claims adjusting business were RMB72.4 million (US$10.2 million) for the first quarter of 2020, representing a decrease of 2.7% from RMB74.4 million for the corresponding period in 2019. The decrease was mainly due to the decline in auto-insurance related claims adjusting business, offsetting the growth in our medical insurance-related claims adjusting business. Revenues generated from the claims adjusting business accounted for 10.0% of our total net revenues in the first quarter of 2020.

Total operating costs and expenses were RMB662.6 million (US$93.6 million) for the first quarter of 2020, representing a decrease of 21.6% from RMB845.2 million for the corresponding period in 2019.

●	Commission costs were RMB490.9 million (US$69.3 million) for the first quarter of 2020, representing a decrease of 26.6% from RMB668.7 million for the corresponding period in 2019. The decrease in commission cost was mainly in line with the decrease of life insurance business.

♦	Costs of the life insurance business were RMB427.4 million (US$60.4 million) for the first quarter of 2020, representing a decrease of 28.9% from RMB601.5 million for the corresponding period in 2019. The decrease was in line with the decline in net revenues generated from our life insurance business. Costs incurred by the life insurance business accounted for 87.1% of our total commission costs in the first quarter of 2020.

♦	Costs of the P&C insurance business were RMB16.7 million (US$2.4 million) for the first quarter of 2020, representing a decrease of 32.1% from RMB24.6 million for the corresponding period in 2019. The costs of the P&C insurance business mainly represent commission costs we incurred for operating Baowang (www.baoxian.com). The decrease was in line with the decrease in net revenues generated from our P&C insurance business. Costs incurred by the P&C insurance business accounted for 3.4% of our total commission costs in the first quarter of 2020.

♦	Costs of claims adjusting business were RMB46.8 million (US$6.6 million) for the first quarter of 2020, representing an increase of 9.9% from RMB42.6 million for the corresponding period in 2019. Costs incurred by the claims adjusting business accounted for 9.5% of our total commission costs in the first quarter of 2020. The increase was due to the growth in our medical insurance-related claims adjusting business, which has a relatively lower margin.

●	Selling expenses were RMB61.3 million (US$8.7 million) for the first quarter of 2020, representing a decrease of 5.1% from RMB64.6 million for the corresponding period in 2019.

●	General and administrative expenses were RMB110.4 million (US$15.6 million) for the first quarter of 2020, representing a decrease of 1.3% from RMB111.9 million for the corresponding period in 2019.

As a result of the preceding factors, we had an operating income of RMB60.0 million (US$8.5 million) for the first quarter of 2020, representing a decrease of 52.5% from RMB126.4 million for the corresponding period in 2019.

Operating margin was 8.3% for the first quarter of 2020, compared to 13.0% for the corresponding period in 2019.

Investment income was RMB8.9 million (US$1.3 million) for the first quarter of 2020, representing a decrease of 75.8% from RMB36.8 million for the corresponding period in 2019. The investment income in the first quarter of 2020 consisted of yields from short-term investments in financial products. The decrease in yields from short-term investments in financial products was mainly due to (i) changes in composition of our short-term investment portfolio, with increased allocation to wealth management products issued by banks which offer relatively lower yields as compared to other financial products in the portfolio; (ii) a year-over-year decrease in yields from wealth management products issued by banks; (iii) a decrease in cash available for investment in short-term investment products due to the share buyback program of 2019. Our investment income fluctuates from quarter to quarter because investment income is recognized when investments matured or disposed.

Interest income was RMB2.9 million (US$0.4 million) for the first quarter of 2020, representing an increase of 590.9% from RMB0.4 million for the corresponding period in 2019. The increase in interest income in the first quarter of 2020 was mainly due to (i) the increase in bank deposits; and (ii) short-term loans amounted to RMB60.0 million with 10% annual interest rate.

Income tax expense was RMB18.7 million (US$2.6 million) for the first quarter of 2020, representing a decrease of 56.4% from RMB42.9 million for the corresponding period in 2019. The effective tax rate for the first quarter of 2020 was 25.3% compared with 26.0% for the corresponding period in 2019.

Share of loss of affiliates was RMB12.3 million (US$1.7 million) for the first quarter of 2020, compared with share of income of affiliates of RMB25.4 million for the corresponding period in 2019, mainly attributable to a loss from CNFinance due to the increase in its provision for credit loss as a result of (i) the impact of the new current expected credit loss (“CECL”) model that took into account the deterioration in the economic outlook caused by the COVID-19 pandemic, and (ii) an increase in the amount of non-performing loans as a result of the inefficient legal proceedings due to the COVID-19 pandemic.

Net income was RMB42.8 million (US$6.0 million) for the first quarter of 2020, representing a decrease of 71.0% from RMB147.7 million for the corresponding period in 2019.

Net income attributable to the Company’s shareholders was RMB45.8 million (US$6.5 million) for the first quarter of 2020, representing a decrease of 68.9% from RMB147.3 million for the corresponding period in 2019. The decrease was mainly due to the decreases in operating income and investment income and share of loss of affiliates.

Net margin was 6.3% for the first quarter of 2020 as compared to 15.2% for the corresponding period in 2019.

Basic and diluted net income per ADS were RMB0.85 (US$0.12) and RMB0.85 (US$0.12) for the first quarter of 2020, respectively, representing decreases of 67.6% and 67.6% from RMB2.62 and RMB2.62 for the corresponding period in 2019.

As of March 31, 2020, the Company had RMB1,843.2 million (US$260.3 million) in cash, cash equivalents and short-term investments.

Key Operational Metrics for Fanhua’s Online Initiatives in the First Quarter of 2020:

●	Lan Zhanggui - Our one-stop insurance service platform:

➢	The number of registered users of Lan Zhanggui was 1.2 million as of March 31, 2020, representing an increase of 35.9% from 860,550 as of March 31, 2019;

The number of active users of Lan Zhanggui[2] was 34,278 in the first quarter of 2020, as compared to 61,468 in the corresponding period of 2019. The number of active users of Lan Zhanggui who have sold at least one life insurance policy was 30,489 in the first quarter of 2020, as compared to 52,529 in the corresponding period of 2019;

➢	Insurance premiums generated through Lan Zhanggui were RMB451.7 million (US$63.8 million) in the first quarter of 2020, among which life insurance premiums was RMB438.4 million (US$61.9 million) and non-life insurance premiums were RMB13.4 million (US$1.9 million), respectively, as compared to RMB887.5 million total insurance premiums generated through Lan Zhanggui which included RMB757.4 million life insurance premiums and RMB130.0 million non-life insurance premiums in the corresponding period of 2019.

●	eHuzhu - Our online mutual aid platform:

➢	The number of paying members was 3.4 million as of March 31, 2020, as compared to 3.5 million as of March 31, 2019.

●	Baowang (www.baoxian.com) - Our online insurance platform:

➢	The number of registered customer accounts was 2.8 million as of March 31, 2020, representing an increase of 21.7% from approximately 2.3 million as of March 31, 2019;

[2]	Active users of Lan Zhanggui included users who sold at least one insurance policy through Lan Zhanggui (through either its mobile application or WeChat public account) during the specific period.

➢	The number of active customer accounts[3] was 142,004 in the first quarter of 2020, representing an increase of 71.4% from 82,869 in the corresponding period of 2019;

➢	Insurance premiums generated on Baoxian.com was RMB69.3 million (US$9.8 million) in the first quarter of 2020 as compared to RMB90.2 million in the corresponding period of 2019.

Recent Developments

●	As of March 31, 2020, Fanhua had 650,065 sales agents and 1,668 professional claims adjusters, compared with 860,550 sales agents and 1,213 claims adjusters as of March 31, 2019. The decrease in the number of sales agents was mainly due to our efforts to clean up sales force and focus more on higher quality sales agents. The number of performing agents[4] was 95,932, and the number of performing agents for selling life insurance products was approximately 33,152 in the first quarter of 2020. As of March 31, 2020, Fanhua’s distribution network consisted of 763 sales outlets in 21 provinces and 159 services outlets in 31 provinces, compared with 709 sales outlets in 21 provinces and 143 service outlets in 31 provinces as of March 31, 2019.

Business Outlook

Fanhua expects its operating income to be no less than RMB70.0 million for the second quarter of 2020. This forecast is based on the current market conditions and reflects Fanhua’s preliminary estimate, which is subject to change caused by various uncertainties, including those related to the ongoing COVID-19 pandemic.

Conference Call

The Company will host a conference call to discuss its first quarter 2020 financial results as per the following details.

Time: 9:00 PM Eastern Daylight Time on May 26, 2020

or 9:00 AM Beijing/Hong Kong Time on May 27, 2020

Due to the outbreak of COVID-19, operator-assisted conference calls are not available at the moment. Please pre-register online in advance to join the conference call by navigating to the link provided below and dial-in 10 minutes before the call is scheduled to begin. Conference call details will be provided upon registration.

[3]	Active customer accounts are defined as customer accounts that made at least one purchase directly throughwww.baoxian.com, its mobile application, or WeChat public account during the specified period.

[4]	Performing agents are defined as agents who have sold at least one insurance policy during the specified period.

Conference Call Preregistration: http://apac.directeventreg.com/registration/event/2348224

Additionally, a live and archived webcast of the conference call will be available at Fanhua’s investor relations website https://edge.media-server.com/mmc/p/25m7duce

About Fanhua Inc.

Fanhua Inc. is a leading independent financial services provider. Through our online platforms and offline sales and service network, we offer a wide variety of financial products and services to individuals, including life and property and casualty insurance products. We also provide insurance claims adjusting services, such as damage assessments, surveys, authentications and loss estimations, as well as value-added services, such as emergency vehicle roadside assistance.

Our online platforms include: (1) Lan Zhanggui, an all-in-one platform which allows our agents to access and purchase a wide variety of insurance products, including life insurance, auto insurance, accident insurance, travel insurance and standard health insurance products from multiple insurance companies on their mobile devices; (2) Baowang (www.baoxian.com), an online entry portal for comparing and purchasing short term health, accident, travel and homeowner insurance products and (3) eHuzhu (www.ehuzhu.com), a non-profit online mutual aid platform in China.

As of March 31, 2020, our distribution and service network is consisted of 763 sales outlets covering 21 provinces and 159 service outlets covering 31 provinces.

For more information about Fanhua Inc., please visit http://ir.fanhuaholdings.com/.

Forward-looking Statements

‘This press release contains statements of a forward-looking nature. These statements, including the statements relating to the Company’s future financial and operating results, are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “will,” “expects,” “believes,” “anticipates,” “intends,” “estimates” and similar statements. Among other things, management's quotations and the Business Outlook section contain forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about Fanhua and the industry. Potential risks and uncertainties include, but are not limited to, those relating to its ability to attract and retain productive agents, especially entrepreneurial agents, its ability to maintain existing and develop new business relationships with insurance companies, its ability to execute its growth strategy, its ability to adapt to the evolving regulatory environment in the Chinese insurance industry, its ability to compete effectively against its competitors, quarterly variations in its operating results caused by factors beyond its control and macroeconomic conditions in China, future development of COVID-19 outbreak and their potential impact on the sales of insurance products. All information provided in this press release is as of the date hereof, and Fanhua undertakes no obligation to update any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although Fanhua believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results. Further information regarding risks and uncertainties faced by Fanhua is included in Fanhua's filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F.

FANHUA INC.
Unaudited Condensed Consolidated Balance Sheets
(In thousands)

	As of December 31,	As of March 31,	As of March 31,
	2019[5]	2020	2020
	RMB	RMB	US$
ASSETS:
Current assets:
Cash and cash equivalents	169,653	503,323	71,083
Restricted cash	95,952	123,037	17,376
Short term investments	1,612,351	1,339,915	189,232
Accounts receivable, net	682,171	490,520	69,275
Insurance premium receivables	5,067	660	93
Other receivables	61,570	117,629	16,612
Other current assets	54,987	46,143	6,517
Total current assets	2,681,751	2,621,227	370,188

Non-current assets:
Property, plant, and equipment, net	40,806	38,568	5,447
Goodwill and intangible assets, net	110,191	109,970	15,531
Deferred tax assets	7,327	10,188	1,439
Investment in affiliates	363,414	351,925	49,701
Other non-current assets	46,917	46,170	6,520
Right of use assets	190,437	192,338	27,163
Total non-current assets	759,092	749,159	105,801
Total assets	3,440,843	3,370,386	475,989
Current liabilities:
Accounts payable	382,882	269,913	38,119
Insurance premium payables	7,901	25,980	3,669
Other payables and accrued expenses	220,290	210,638	29,748
Accrued payroll	101,664	79,233	11,190
Income tax payable	155,251	160,867	22,719
Dividend payable	—	114,060	16,108
Current operating lease liability	79,986	80,557	11,377
Total current liabilities	947,974	941,248	132,930

Non-current liabilities:
Refundable share rights deposits	266,901	271,464	38,338
Other tax liabilities	70,350	67,219	9,493
Deferred tax liabilities	7,898	12,648	1,786
Non-current operating lease liability	103,252	104,875	14,811
Total non-current liabilities	448,401	456,206	64,428
Total liabilities	1,396,375	1,397,454	197,358

Ordinary shares	9,235	9,235	1,304
Treasury stock	(1,146)	(1,146)	(162)
Additional paid-in capital	393	492	69
Statutory reserves	508,739	508,739	71,848
Retained earnings	1,479,494	1,403,704	198,241
Accumulated other comprehensive loss	(65,429)	(58,298)	(8,233)
Total shareholders’ equity	1,931,286	1,862,726	263,067
Non-controlling interests	113,182	110,206	15,564
Total equity	2,044,468	1,972,932	278,631
Total liabilities and equity	3,440,843	3,370,386	475,989

[5]	In June 2016, FASB issued ASU No. 2016-13, “Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments”. This standard requires entities to measure all expected credit losses of financial assets held at a reporting date based on historical experience, current conditions, and reasonable and supportable forecasts in order to record credit losses in a timelier manner. ASU 2016-13 also amends the accounting for credit losses on available-for-sale debt securities and purchased financial assets with credit deterioration. ASU 2016-13 adds to U.S. GAAP an impairment model (known as the current expected credit loss (CECL) model) that is based on expected losses rather than incurred losses. The Company adopted the ASU No. 2016-13 on a modified-retrospective basis, the cumulative-effect adjustment reduce opening retained earnings balance by approximately RMB7.4million in the statement of financial position as of January 1, 2020.

FANHUA INC.

Unaudited Condensed Consolidated Statements of Income and Comprehensive Income
(In thousands, except for shares and per share data)

	For The Three Months Ended
	March 31,
	2019	2020	2020
	RMB	RMB	US$
Net revenues:
Agency	897,304	650,211	91,827
Life insurance business	859,185	625,205	88,296
P&C insurance business	38,119	25,006	3,531
Claims adjusting	74,350	72,412	10,227
Total net revenues	971,654	722,623	102,054
Operating costs and expenses:
Agency	(626,097)	(444,097)	(62,718)
Life insurance Business	(601,482)	(427,419)	(60,363)
P&C insurance Business	(24,615)	(16,678)	(2,355)
Claims adjusting	(42,597)	(46,816)	(6,612)
Total operating costs	(668,694)	(490,913)	(69,330)
Selling expenses	(64,642)	(61,255)	(8,651)
General and administrative expenses	(111,895)	(110,411)	(15,593)
Total operating costs and expenses	(845,231)	(662,579)	(93,574)
Income from operations	126,423	60,044	8,480
Other income, net:
Investment income	36,825	8,860	1,251
Interest income	419	2,895	409
Others, net	1,449	2,014	285
Income from operations before income taxes and share income of affiliates	165,116	73,813	10,425
Income tax expense	(42,863)	(18,657)	(2,635)
Share of income (loss) of affiliates	25,413	(12,339)	(1,743)
Net income	147,666	42,817	6,047
Less: net income (loss) attributable to noncontrolling interests	398	(2,976)	(420)
Net income attributable to the Company’s shareholders	147,268	45,793	6,467

FANHUA INC.

Unaudited Condensed Consolidated Statements of Income and Comprehensive Income-(Continued)

(In thousands, except for shares and per share data)

	For The Three Months Ended
	March 31,
	2019	2020	2020
	RMB	RMB	US$
Net income per share:
Basic	0.13	0.04	0.01
Diluted	0.13	0.04	0.01
Net income per ADS:
Basic	2.62	0.85	0.12
Diluted	2.62	0.85	0.12
Shares used in calculating net income per share:
Basic	1,122,290,708	1,073,891,784	1,073,891,784
Diluted	1,123,329,865	1,074,291,427	1,074,291,427
Net income	147,666	42,817	6,047
Other comprehensive income (loss), net of tax: Foreign currency translation adjustments	(4,747)	3,720	525
Share of other comprehensive gain (loss) of affiliates	(1,278)	850	120
Unrealized net gains on available-for-sale investments	—	2,561	362
Comprehensive income	141,641	49,948	7,054
Less: Comprehensive income (loss) attributable to the noncontrolling interests	398	(2,976)	(420)
Comprehensive income attributable to the Company’s shareholders	141,243	52,924	7,474

FANHUA INC.

Unaudited Condensed Consolidated Statements of Cash Flow

(In thousands, except for shares and per share data)

	For The Three Months Ended
	March 31,
	2019	2020	2020
	RMB	RMB	US$
OPERATING ACTIVITIES
Net income	147,666	42,817	6,047
Adjustments to reconcile net income to net cash generated from operating activities:
Investment income	(32,899)	(5,102)	(721)
Share of (income) loss of affiliates	(25,413)	12,339	1,743
Other non-cash adjustments	24,852	33,064	4,670
Changes in operating assets and liabilities	(67,394)	51,444	7,264
Net cash generated from operating activities	46,812	134,562	19,003
Cash flows from investing activities:
Purchase of short term investments	(1,604,900)	(2,780,732)	(392,714)
Proceeds from disposal of short term investments	1,824,222	3,060,832	432,272
Cash paid for loan receivables to a third party	—	(60,000)	(8,474)
Others	(4,404)	(2,189)	(309)
Net cash generated from investing activities	214,918	217,911	30,775
Cash flows from financing activities:
Repurchase of shares from open market	(82,381)	—	—
Proceeds of cash consideration related to disposal of subsidiaries	5,000	—	—
Subscription of 650 million ADSs to Participants upon 521 Plan	111,305	—	—
Net cash generated from financing activities	33,924	—	—
Net increase in cash and cash equivalents, and restricted cash	295,654	352,473	49,778
Cash and cash equivalents and restricted cash at beginning of year	848,166	265,605	37,511
Effect of exchange rate changes on cash and cash equivalents	(4,524)	8,282	1,170
Cash and cash equivalents and restricted cash at end of year	1,139,296	626,360	88,459

For more information, please contact:

Investor Relations

Tel: +86 (20) 8388-3191

Email: qiusr@fanhuaholdings.com

Source: Fanhua Inc.